

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

<u>Via E-mail</u>
Steven S. Stern, President
Morgan Stanley Capital I, Inc.
1585 Broadway
New York, New York 10036

> **Re:** **Morgan Stanley Capital I, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 1, 2012**
> **File No. 333-180779**

Dear Mr. Stern:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

<u>Certain Variances from Underwriting Standards, page S-33</u>

1. We note your response to prior comment 11 from our letter dated May 14, 2012. We note your response on page S-33 under "Certain Variances from Underwriting Standards" and on page S-98 under "Exceptions to Underwriting Standards." Please revise the bracketed language in these sections to describe the type of disclosure you will provide under Item 1111(a)(8) of Regulation AB with respect to loans that deviate from the disclosed underwriting criteria.

<u>Risk Factors, page S-41</u>

2. We note your response to prior comment 1. We note your statement that not all risk factors would necessarily be included in each offering. Please identify, by use of brackets, those risk factors that may or may not be included, depending on the composition of a mortgage pool.

Further, we note that your risk factor section seems to continue to include risks factors that may be beyond the most significant risk factors that may make the particular offering speculative or risky. Please revise your risk factor section to provide a more-targeted discussion of the principal risks applicable to your offering.

The Mortgage Loans Have Not Been Reunderwritten By Us, page S-70

3. We note your revised disclosure in response to prior comment 2. Because this is your form of prospectus supplement, please revise your disclosure to clarify that a review has been conducted.

Depositable and Exchangeable Certificates, page S-114

4. We note your response to prior comment 4. We note that holders of one or more classes of exchangeable certificates will be entitled to exchange all or portion of their exchangeable certificates for proportionate interests in one or more specified other classes of exchange certificates or for proportionate interests in the related depositable certificates. We also note your new disclosure in response to comment 6 that other certficateholders may refuse to sell its certificates or they may have been purchased or placed into other financial structures. With a view towards disclosure, please provide examples of how the feature will work. For instance, provide us with a walk through of the parties involved, which parties hold depositable and/or exchangeable certificates prior to an exchange (e.g., at the time of offering), the circumstances in which the parties may exchange their certificates, and which parties hold depositable and/or exchangable certificates after an exchange. Provide us with a diagram if it will aid in our understanding.

5. We note your response to prior comment 5. Please revise to describe what you mean by "REMIC III", including its relationship to the depositable and exchangeable certificates. We also were unable to locate disclosure elsewhere that clearly describes what you mean by REMIC I, II and III and how they relate to the structure of the ABS.

6. We note your response to prior comment 6. Please walk through an example of how the structure allows an investor to combine one certificate with another that pays interest-only and hold a combined certificate.

Amendments to the Pool and Servicing Agreement, page S-138

7. We note your response to prior comment 13. We note that you do not intend to qualify the pooling and servicing agreement under the Trust Indenture Act because of historical practice and prior staff guidance despite the recent ruling regarding the application of the Trust Indenture Act. We also note your revised disclosure that the agreements may be amended if you determine that the Trust Indenture Act applies after the date of the prospectus supplement. As you note, the staff of the Division of Corporation Finance is considering CDI 202.01 in light of the pending federal court ruling, and therefore you should also

perform an independent analysis of whether the Trust Indenture Act applies at the time of each takedown and on an ongoing basis with respect to each takedown. Your not qualifying the pooling and servicing agreement under the Trust Indenture Act should be based on your own views and decisions. Please revise the disclosure accordingly.

Exhibits

Exhibit 5.1

8. We note that the legal opinion states that "[b]ased solely on the Delaware Good Standing Certificate, the Registrant is validly existing and in good standing under the laws of the State of Delaware." Please have counsel revise the legal opinion to remove any inference that their determination as to whether the registrant validly exists is based solely on the Delaware Good Standing Certificate. In the alternative, please have counsel explain, with a view towards disclosure, why reliance solely on the Delaware Good Standing Certificate as to the whether the registrant is validly existing and in good standing under the laws of the State of Delaware is appropriate.

If you have any questions regarding these comments, you may contact Robert Errett at 202-551-3225, or me at 202-551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Kevin C. Blauch, Esq.
        Sidley Austin LLP